Exhibit 99.1

Company announcement — No. 19/2018

Zealand announces an 85% increase in Soliqua® 100/33/ Suliqua® royalty revenue from first to second quarter of 2018

•                  Net sales of Soliqua® 100/33/ Suliqua® and Lyxumia®/Adlyxin® of DKK 171 million/USD 27 million in Q2 2018

•                  Soliqua® 100/33/ Suliqua® royalty revenue increased by 85% over previous quarter

Copenhagen, July 31, 2018 — Zealand Pharma (“Zealand”) announces Q2 2018 net sales of Soliqua® 100/33/ Suliqua® by Sanofi of DKK 127 million/USD 20 million, which is an increase of 260 % over the same period last year.

Lyxumia®/Adlyxin® (lixisenatide) sales amounted to DKK 45 million/USD 7 million, which is a decrease of 14% versus the same period last year.

Zealand will receive Q2 2018 royalty revenue from Sanofi’s sales of Soliqua® 100/33/ Suliqua® of DKK 11.5 million/USD 1.8 million and from Lyxumia®/Adlyxin™ (lixisenatide) of DKK 3.6 million/USD 0.6 million.

Zealand’s Interim report for the first six months of 2018 will be released on August 16, 2018.

For further information, please contact:

Mats Blom, Executive Vice President and Chief Financial Officer

Tel.: +45 31 53 79 73, e-mail: mabl@zealandpharma.com

About lixisenatide and Soliqua® 100/33

Lixisenatide is a Zealand-invented once-daily prandial GLP-1 receptor agonist for the treatment of type 2 diabetes. Zealand licensed the global development and commercialization rights to lixisenatide to Sanofi. Lixisenatide is marketed under the brand name Lyxumia® in more than 45 countries and under the brand name Adlyxin® in the U.S.

Sanofi has developed a fixed-dose combination of lixisenatide and insulin glargine 100 units/ml (Lantus®), which is sold under the brand name Soliqua® 100/33 in the U.S. and Suliqua® in Europe.

Soliqua® 100/33 is approved in the U.S. as an adjunct therapy to diet and exercise to improve glycemic control in adults with type 2 diabetes inadequately controlled on basal insulin (less than 60 units daily) or lixisenatide alone.

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery, design and development of innovative peptide-based medicines. Zealand has a late stage clinical portfolio of proprietary product candidates focusing on specialty gastrointestinal and metabolic diseases. In addition, it has two marketed products, commercialized by Sanofi, and two product candidates under license collaboration with Boehringer Ingelheim.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.